As filed with the Securities and Exchange Commission on February 19, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NORTHLAND CABLE PROPERTIES

EIGHT LIMITED PARTNERSHIP

(Name of the Issuer)

Northland Cable Properties Eight Limited Partnership
Northland Communications Corporation
Northland Cable Television, Inc.
Gary S. Jones
Richard I. Clark

John S. Whetzell
(Name of Person(s) Filing Statement)

Participation Interests in Northland Cable Properties Eight Limited Partnership
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gary S. Jones, Chief Executive Officer
Northland Communications Corporation
101 Stewart Street, Suite 700
Seattle, Washington 98101
(206) 621-1351

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Paul Milan

General Counsel
Northland Cable Properties Eight, Limited Partnership

101 Stewart Street

Suite 700

Seattle, Washington 98101

(206) 621-1351

     This statement is filed in connection with (check the appropriate box):

     a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. ☐ The filing of a registration statement under the Securities Act of 1933.

     c. ☐ A tender offer.

     d. ☐ None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,030,000	$305.12

☑

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$305.12	Filing party:	Northland Cable Properties Eight Limited Partnership

Form or registration no.:	Schedule 14A—Preliminary Proxy Statement	Date filed:	November 5, 2015

INTRODUCTION.

This Amended Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Northland Cable Properties Eight Limited Partnership, a Washington limited partnership (“NCP-Eight”), Northland Communications Corporation, a Washington corporation, Northland Cable Television, Inc., a Washington corporation, Gary S. Jones, Chief Executive Officer of Northland Communications Corporation, Richard I. Clark, Executive Vice President of Northland Communications Corporation and John S. Whetzell, Chairman of the Board, Northland Communications Corporation (collectively the “Filing Persons”).

On December 28, 2015, NCP-Eight executed an asset purchase agreement (sometimes referred to as the “purchase agreement”), to sell the operating assets and franchise rights of its remaining cable systems serving the communities of Aliceville, Alabama and Swainsboro, Georgia to Northland Cable Television, Inc., an affiliate of NCP-Eight’s general partner. The purchase agreement includes a sales price of $3,030,000, which may be adjusted for customary prorations of revenues and expenses as of closing. For a period of six months after the closing, ten percent of the purchase price ($303,000) will serve to secure NCP-Eight’s indemnification obligations with respect to breaches of its representations, warranties and covenants in the asset purchase agreement. The net proceeds to be received upon closing will be used to pay all remaining liabilities of NCP-Eight, including transaction costs, and to make distributions to the limited partners. No later than six months after closing, NCP-Eight will receive a final payment under the seller note, subject to any indemnification claims, and soon thereafter, the limited partners will receive a final distribution.

Concurrently with the filing of this Transaction Statement, NCP-Eight is filing with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which NCP-Eight is soliciting proxies from limited partners of NCP-Eight in connection with the above described transaction. The Proxy Statement is incorporated by reference hereto as Exhibit (a)(1). A copy of the purchase agreement is attached to the Proxy Statement as Exhibit B and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

The proxy statement solicits approval of the limited partners for authorization of the sale of substantially all the assets of NCP-Eight to Northland Communications Corporation, or its assignee (sometimes referred to herein as the “Buyer”), sometimes referred to as the “sales transaction” pursuant to the purchase agreement.

The purchase agreement provides that approval of the sales transaction constitutes a waiver of the provision of the Amended and Restated Agreement of Limited Partnership of NCP-Eight dated August 10, 1989, sometimes referred to as the “partnership agreement,” requiring independent appraisal procedures that would otherwise be required by the NCP-Eight partnership agreement.

If the proposal is approved, then, pursuant to the terms of the NCP-Eight partnership agreement, the limited partnership will be dissolved and the general partner will wind up the business and affairs of NCP-Eight without requiring any further consent or vote by the limited partners. Accordingly, if the sales transaction closes as planned, the general partner will commence the dissolution and winding up of NCP-Eight during 2016.

On February 19, 2016, NCP-Eight filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which NCP-Eight is soliciting proxies from limited partners of NCP-Eight in connection with the above described transactions. The Proxy Statement is incorporated by reference hereto as Exhibit (a)(1). A copy of each of the purchase agreement is attached to the Proxy Statement as Exhibit B and is incorporated herein by reference.

Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)           Name and address. NCP-Eight’s name and address and telephone number of its principal executive office are as follows:

Northland Cable Properties Eight Limited Partnership
101 Stewart Street, Suite 700
Seattle, Washington 98101
(206) 621-1351

(b)           Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-EIGHT—General”

(c)           Trading market and price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-EIGHT—General”

(d)           Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-EIGHT—NCP-Eight’s Business”

(e)           Prior public offerings. Not applicable.

(f)           Prior stock purchases. Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the General Partner’s Executive Officers in the Proposed Sales Transaction”

“MANAGEMENT AND BENEFICIAL OWNERSHIP OF NCP-EIGHT”

(b)          Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Seller”

“SUMMARY TERM SHEET—The Buyer”

“MANAGEMENT AND BENEFICIAL OWNERSHIP OF NCP-EIGHT”

(c)            Business and background of natural persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“MANAGEMENT AND BENEFICIAL OWNERSHIP OF NCP-EIGHT”

ITEM 4. TERMS OF THE TRANSACTION.

(a)           Material terms.

(1) Not applicable.

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Introduction”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Introduction”

“SUMMARY TERM SHEET—Conditions to Closing the Sales Transaction”

“SPECIFIC TERMS OF THE PROPOSED SALES TRANSACTION”

“SPECIFIC TERMS OF THE PROPOSED SALES TRANSACTION—General Structure of the Sales Transaction”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES TRANSACTION—Projected Cash Available from Liquidation”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Reasons for the Proposed Sales Transaction”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Quorum; Vote Required for Approval”

(2)(v) Not applicable.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Federal And State Income Tax Consequences of the Proposed Sales Transaction”

(c)           Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Conflicts of Interest of the General Partner”

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Reasons for the Proposed Sales Transaction”

(d)           Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—You Do Not Have Dissenters’ Rights”

“RISK FACTORS”

(e)           Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Chronology of Events Leading Up to the Proposed Sales Transaction”

(f)            Eligibility for listing or trading. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-EIGHT—General”

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“TRANSACTIONS WITH THE GENERAL PARTNER AND AFFILIATES”

“FINANCIAL STATEMENTS—Audited Financial Statement of Northland Cable Properties Eight Limited Partnership—Note 5”

(b)-(c) Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIFIC TERMS OF THE PROPOSED SALES TRANSACTION—General Structure of the Proposed Sales Transaction”

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Chronology of Events Leading Up to the Proposed Sales Transaction”

(e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)           Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Liquidation of NCP-Eight Following Consummation of the Proposed Sale”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES TRANSACTION”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIFIC TERMS OF THE PROPOSED SALES TRANSACTION—General Structure of the Proposed Sales Transaction”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES TRANSACTION—Dissolution Procedures”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)           Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Reasons for the Proposed Sales Transaction”

(b)           Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Alternatives to the Proposed Sales Transaction”

(c)           Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Reasons for the Proposed Sales Transaction

(d)           Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Likely Consequences of Your Vote”

“SUMMARY TERM SHEET—Conflicts of Interest of the General Partner”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES TRANSACTION”

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Federal and State Income Tax Consequences of the Proposed Sales Transaction”

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b)     Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Fairness of the Proposed Sales Transaction”

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Fairness of the Proposed Sales Transaction”

(c)           Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Conditions to Closing the Sales Transaction”

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Fairness of the Proposed Sales Transaction—Material Factors Underlying Belief as to Fairness—Consent Procedures and Procedural Safeguards”

(d)           Unaffiliated representative. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Fairness of the Proposed Transaction—Independent Third-Party Representation” is incorporated herein by reference.

(e)           Approval of directors. Not applicable.

(f)           Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Fairness of the Proposed Sales Transaction”

“SPECIAL FACTORS OF THE PROPOSED SALES TRANSACTION—Alternatives to the Proposed Sales Transaction”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c)      Not Applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIFIC TERMS OF THE PROPOSED SALES TRANSACTION—Buyer’s Sources of Funds”

(b)           Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Conditions to Closing the Sales Transaction”

“SPECIFIC TERMS OF THE PROPOSED SALES TRANSACTION—General Structure of the Proposed Sales Transaction”

(c)           Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES TRANSACTION—Projected Aggregate Cash Available Following the Closing of the Sales Transaction”

(d)           Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Introduction”

“SPECIFIC TERMS OF THE PROPOSED SALES TRANSACTION—Buyer’s Sources of Funds”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)           Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MANAGEMENT AND BENEFICIAL OWNERSHIP OF NCP-EIGHT”

(b)           Securities transactions. Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)-(e)     Intent to tender or vote in a going-private transaction; Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The General Partner Recommends Approving the Proposed Sales Transaction”

“SPECIAL FACTORS OF THE PROPOSED SALES—Reasons for the Proposed Sales Transaction”

ITEM 13. FINANCIAL INFORMATION.

(a)           Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Summary Historical Financial Information”

“FINANCIAL STATEMENTS”

(b)           Pro forma information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)     Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Solicitations of Proxies”

ITEM 15. ADDITIONAL INFORMATION.

(b)          Other material information. The information set forth in the Proxy Statement, including all exhibits attached thereto, is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)     Definitive Proxy Statement of Northland Cable Properties Eight Limited Partnership (incorporated herein by reference to NCP-Eight’s amended Schedule 14A filed with the Securities and Exchange Commission on February 19, 2016).

(a)(2)     Form of Proxy Card (incorporated herein by reference to Exhibit A of the Proxy Statement).

(a)(3)     Notice of Special Meeting of Limited Partners (incorporated herein by reference to the Proxy Statement).

(b)         None.

(c)         RBC Capital Markets’ reports dated August 1, 2014 and August 3, 2015, titled “Project Snow” with confidential information redacted pursuant to Northland Cable Property Eight Limited Partnership’s request for confidential treatment, approved on February 18, 2016.

(d)         Asset Purchase Agreement Between Northland Cable Properties Eight Limited Partnership and Northland Cable Television, Inc. dated December 28, 2015 (incorporated herein by reference to Exhibit B to NCP Eight’s amended Schedule 14A originally filed in draft with the Securities and Exchange Commission on November 5, 2015, and filed as a definitive agreement on December 30, 2015).

(f)          Not applicable.

(g)         Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 19, 2016

NORTHLAND CABLE PROPERTIES EIGHT LIMITED PARTNERSHIP
By:	NORTHLAND COMMUNICATIONS CORPORATION
General Partner

By:	/s/ GARY S. JONES
Gary S. Jones, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
By:	Richard I. Clark, Executive Vice President /s/ JOHN WHETZELL John S. Whetzell, Chairman of the Board

NORTHLAND COMMUNICATIONS CORPORATION
By:	/s/ GARY S. JONES
Gary S. Jones, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND CABLE TELEVISION, INC.
By:	/s/ GARY S. JONES
Gary S. Jones, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

By:	/s/ John S. Whetzell
John S. Whetzell
Chairman of the Board

/s/ GARY S. JONES
Gary S. Jones

/s/ RICHARD I. CLARK
Richard I. Clark

/s/ JOHN S. WHETZELL
John S. Whetzell